UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
INTERNATIONAL SHIPHOLDING CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
460321201
(CUSIP Number)
Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800
Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS. Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original Filing”), as amended by the amendments filed on September 2, 2008 (the “September 2 Filing”), September 15, 2008 (the “September 15 Filing”), October 1, 2008 (the “October 1 Filing”), October 10, 2008 (the “October 10 Filing”) and October 27, 2008 (the “October 27 Filing” and, together with the September 2 Filing, the September 15 Filing, the October 1 Filing and the October 10 Filing, the “Amendments”). Information reported in the Original Filing, as amended by the Amendments, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Filing or the Amendments, as applicable. This Amendment No. 6 relates to shares of common stock, $1.00 par value per share (the “Common Stock”), of International Shipholding Corporation, a Delaware corporation (the “Company”).
Item 4. Purpose of Transaction
Item 4 is supplemented by adding the following paragraphs at the end thereof:
On November 7, 2008, Liberty and Projection filed a complaint (the “Delaware Complaint”) against the Company and its directors in the Court of Chancery of the State of Delaware. The Reporting Persons also filed on that date a second complaint in the federal court for the Southern District of New York against the Company and certain of its officers and directors (the “Federal Complaint” and, together with the State Complaint, the “Complaints”).
The Delaware Complaint asserts claims against the Company and the members of its Board of Directors for breach of their fiduciary duties in responding to Liberty’s efforts to acquire the Company. The Federal Complaint asserts that the Company and/or certain of its officers and directors made false and misleading public filings in violation of the federal securities laws. In addition, Liberty is seeking in the Federal Complaint an order declaring that the Reporting Persons’ filings on Schedule 13D, which relate to Projection’s acquisition of common stock of the Company at various times during 2008, fully comply with the federal securities laws. The Federal Complaint also seeks an order declaring that neither Liberty nor its financial adviser breached a confidentiality agreement between such financial adviser and the Company. The Delaware Complaint and the Federal Complaint are attached as Exhibit I and Exhibit J hereto and are incorporated herein by reference.
On November 7, 2008, Liberty also issued a press release announcing the filing of the Complaints. Such press release is attached as Exhibit K hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is also amended by adding the following at the end thereof:

Exhibit I:	Delaware Complaint
Exhibit J:	Federal Complaint
Exhibit K:	Press Release

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 10, 2008	PROJECTION LLC

	By:	/s/ Philip J. Shapiro
	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

November 10, 2008	LIBERTY SHIPPING GROUP LLC

	By:	/s/ Philip J. Shapiro

	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

November 10, 2008		/s/ Philip J. Shapiro

PHILIP J. SHAPIRO

EXHIBIT INDEX

Exhibit I:	Delaware Complaint
Exhibit J:	Federal Complaint
Exhibit K:	Press Release